NEUROHACKER COLLECTIVE, LLC

Financial Statements For The Years Ended December 31, 2018 and 2017

March 5, 2019



Independent Auditor's Report

To Management
Neurohacker Collective, LLC
Encinitas, CA

We have audited the accompanying balance sheet of Neurohacker Collective, LLC as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial state-ments.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern Matters

We draw attention to Note B in the financial statements, which indicates that the Company incurred net losses during the years ended December 31, 2018 and 2017. As stated in Note B, these events or conditions, along with other matters as set forth in Note B, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern for at least one year from the date the financial statements were available to be issued. Our report is not modified with respect to this matter.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neurohacker Collective, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
March 5, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2018

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 287,036	$ 193,043
Accounts Receivable	89,549	57,084
Accrued Sales	37,967	-
Prepaid Expenses	63,764	2,096
Inventory	783,816	422,201
TOTAL CURRENT ASSETS	1,262,132	674,424
NON-CURRENT ASSETS		
Fixed Assets, Net	47,962	55,281
Security Deposits	10,750	10,750
TOTAL NON-CURRENT ASSETS	58,712	66,031
TOTAL ASSETS	1,320,844	740,455

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2018

		2018		2017
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable	$	388,066	$	437,043
Accrued Commissions		26,873		-
Other Current Liabilities		90,925		187,097
Loan Payable- Current Portion		700,000		-
TOTAL CURRENT LIABILITIES		1,205,864		624,140
NON-CURRENT LIABILITIES				
Loans		200,000		500,000
Convertible Notes		525,000		-
TOTAL NON-CURRENT LIABILITIES		725,000		500,000
MEMBERS' EQUITY				
Contributed Capital- Founders		115		115
Equity Based Compensation		289,139		160,825
Contributed Capital- Class A		133,842		133,842
Contributed Capital- Class B		1,820,000		1,820,000
Contributed Capital- SAFE Note		1,148,453		595,285
Retained Earnings (Deficit)		(4,001,568)		(3,093,753)
TOTAL MEMBERS' EQUITY		(610,019)		(383,686)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,320,844	$	740,455

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 6,624,934	$ 4,925,699
Cost of Goods Sold	2,244,234	2,044,315
Gross Profit	4,380,700	2,881,384
Operating Expense		
Advertising and Promotion Expense	2,192,822	1,976,011
Compensation and Benefits	1,778,560	1,749,051
Contractors and Professional Services	674,389	719,294
Other Operating Expenses	243,284	280,147
Rent	130,800	136,800
Equity Based Compensation	128,314	108,606
Depreciation and Amortization	7,319	7,319
	5,155,488	4,977,228
Net Income from Operations	(774,788)	(2,095,844)
Other Income (Expense)		
Other Income	1,549	-
State and Local Tax	(18,981)	-
Interest Expense	(116,643)	(33,649)
Net Income	$ (908,863)	$ (2,129,493)

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Net Income (Loss) For The Period	$ (908,863)	$ (2,129,493)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(61,339)	(46,643)
Change in Accrued Sales	(8,819)	-
Change in Prepaid Expenses	(61,943)	(1,821)
Change in Inventory	(361,614)	111,797
Change in Accounts Payable	(48,977)	45,605
Change in Accrued Commissions	(5,001)	-
Change in Other Current Liabilities	(64,298)	108,339
Change in Equity Based Compensation	128,314	108,606
Depreciation	7,319	7,319
Net Cash Flows From Operating Activities	(476,358)	333,202
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(2,179)
Net Cash Flows From Investing Activities	-	(2,179)
Cash Flows From Financing Activities		
Change in Loan Payable	400,000	500,000
Change in Convertible Notes	525,000	-
Change in Contributed Capital- SAFE Note	554,215	595,285
Change in Contributed Capital- Class B	-	235,000
Net Cash Flows From Financing Activities	1,479,215	1,330,285
Cash at Beginning of Period	193,043	661,228
Net Increase (Decrease) In Cash	93,994	(468,185)
Cash at End of Period	$ 287,036	$ 193,043

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Starting Equity	$ (383,686)	$ 806,917
Change in Equity Based Compensation	128,314	108,606
Change in Contributed Capital- Class B	-	235,000
Change in SAFE Notes	554,215	595,285
Net Income	(908,863)	(2,129,493)
Ending Equity	$ (610,019)	$ (383,686)

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's flagship product is a cognitive enhancement supplement named Qualia Mind.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will hold an equity crowdfund offering in 2019 and will identify other sources of capital. The Company's management also intends to reduce advertising and research and development expenses in the near term. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 5, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated useful lives of the Company's capital assets and valuation of the Company's inventory.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory is held for sale by its order fulfillment vendors at various facilities in the United States, Canada and Europe. The Company values inventory at the lower of cost or market value. Management's experience suggests that losses due to spoliation or obsolescence of inventory are likely to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes charges billed to customers for shipping the Company's products and is stated net of discounts, refunds, chargebacks, and sales taxes collected on behalf of taxing jurisdictions to which the Company is subject.

Fixed Assets

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $2,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2018, fixed assets consisted of computers, web development expenditures, and internet domain names acquired in connection with the Company's business.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company is subject to a short-term operating lease for its main office space through September 1, 2019. As of December 31, 2018, future minimum lease rental payments are $87,200.

Equity

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders: Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A and B: Class A and B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class

A/B equity holders receive a pro rata share of cash distributions. Class A and B equity does not include voting rights.

SAFE Notes

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2017 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

During the years ended December 31, 2018 and 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company. The amount of equity issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the class of equity issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE equity equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of equity issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of equity equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding equity. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to equity.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members and reported on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal revenue service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal revenue service until 2022.

The Company is subject to tax filing requirements in the State of California. The Company's 2015, 2016, 2017, and 2018 California Franchise Tax filings will be subject to review by that State until 2020, 2021, 2022, and 2023, respectively.

The Company collects sales tax on behalf of the State of California, the State of Kentucky and the State of Utah on sales shipped to purchasers in those states. The Company's sales tax filings are generally subject to review for four years from the date filed. The Company remits VAT to the United Kingdom on sales to its European customers, and GST on sales to its Canadian customers.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet.

This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for like existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Convertible Notes

In 2018, the Company issued a series of convertible notes for the purpose of raising additional operating capital ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at the rate of six percent per annum.

Loans

In 2018 and prior, the Company borrowed money for the purpose of funding continuing operations ("the Loans"). The Loans require periodic interest payments at the rate of 15% of the outstanding principal and are secured by the otherwise unencumbered assets of the Company.

In September of 2018, the Company renegotiated its 2017 Loan agreement with Freedom Culture, LLC. The new agreement extended the repayment period from December of 2018 to December of 2019 and specified that the rate of interest on any amount unpaid as of the maturity date (December 1, 2019) would be 20%.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- RELATED PARTY TRANSACTIONS

The Company licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the Company.

NOTE G- MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the State of Wyoming. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 5, 2019, the date that the financial statements were available to be issued.

In February 2019, the Company borrowed $200,000 from Maplewood MHP, LLC with a maturity date in May 2019. Interest on the loan is payable monthly at 25% per annum, and the lender received 20,000 Non-Voting Common equity units for making the loan. In the event the loan is not repaid on the maturity date, the loan converts to a product financing loan where $25.00 from the sale of each of the Company's products shall be paid to the lender until the loan is paid in full, and there is a late payment penalty, until the balance is paid in full, of 400 Non-Voting Common equity units per day until August 15, 2019 and 1,000 Non-Voting Common equity units per day after August 15,2019. The loan is secured by all otherwise unencumbered assets of the Company, and is subordinate to the security interests of the existing loans described in the footnotes above under Note D-Debt, Loans.

On January 16, 2019, the Company entered into a new lease for its main office space. The lease term is 7 months, commencing on April 1, 2019, and the total rental payments due under the lease are $91,040.